Kimberly K. Rubel (312) 569-1133 Kimberly.Rubel@dbr.com

October 25, 2016
VIA EDGAR AND OVERNIGHT DELIVERY
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Erin E. Martin

Re:    Hamilton Lane Incorporated
Amendment No. 1 to
Draft Registration Statement on Form S-1
Submitted September 23, 2016
CIK No. 0001433642
Ladies and Gentlemen:
On behalf of Hamilton Lane Incorporated (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by e-mail dated October 6, 2016 relating to the Company’s above-referenced Draft Registration Statement on Form S-1 (the “Draft Registration Statement”).

The Company has revised the Draft Registration Statement in response to the Staff’s comments and is confidentially submitting concurrently with this letter a complete copy of Amendment No. 2 (“Amendment No. 2”) to the Draft Registration Statement, which reflects these revisions and updates and clarifies certain other information. For the convenience of the Staff, we are supplementally providing marked copies of Amendment No. 2, marked to show changes from Amendment No. 1 to the Draft Registration Statement.

In this letter, we have recited the comments from the Staff in bold and italicized type and have followed each comment with the Company’s response. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in Amendment No. 2. Page references in the Company’s responses correspond to the applicable page of Amendment No. 2. “HLA” refers to Hamilton Lane Advisors, L.L.C., “HLI” refers to Hamilton Lane Incorporated, and references to “Hamilton Lane,” “the Company,” “we,” “our” or “us” mean the Company, Hamilton Lane Advisors, L.L.C. or their respective advisors, as the context may require.

General

1.
We note your response to comment 31 stating that it is currently expected that Hamilton Lane Incorporated will own less than a majority of the economic interest of Hamilton Lane Advisors, L.L.C. When presenting financial performance metrics (e.g., Adjusted EBITDA, Adjusted Net Income, net income attributable to HLA, etc.) throughout the document, please ensure adequate disclosure is provided for an investor to understand that a significant portion of those earnings will be attributable to non-controlling interests after giving effect to the offering and reorganization.

1

U.S. Securities and Exchange Commission
October 25, 2016

The Company has added disclosure to Amendment No. 2 to address the Staff’s comment. Please refer to pages 18, 69, 72 and 79.

Our Market Opportunity, page 3

2.
We note your response to comment 8. Please revise your disclosure to balance your disclosure relating to your overall ten-year performance to note that this performance was punctuated by declines or losses in four of the ten years measured. In addition, please explain what a “Sharpe ratio” is as well as its utility for enabling investors to evaluate this offering.

The Company has revised the disclosure on pages 4 and 104 of Amendment No. 2 to state that private equity returns outperformed public equity returns as measured by the Russell 3000 Index in six of the last ten individual years, and has further revised the disclosure on pages 4 and 104 to explain what a “Sharpe ratio” is and its utility for investors. The Company respectfully advises the Staff that the disclosure on these pages compares the performance of the private equity market as a whole against other investment classes, and does not refer to the performance of the Company or its investments over the ten-year measurement period or any individual year. Information on the performance of the Company’s discretionary investments is included in Amendment No. 2 under the caption “Business-Investment Performance” beginning on page 123.

Organizational Structure, page 14

3.
We note your response to comment 31 that “Hamilton Lane Incorporated will own approximately 20% to 25% of the economic interest in Hamilton Lane Advisors, L.L.C. after this offering.” Please revise your disclosure here, both in the organizational chart and accompanying narrative, and elsewhere to make this fact clear and also to clarify that the economic benefit public shareholders will enjoy will be determined pro rata out of their ownership percentage of Hamilton Lane Incorporated’s interest in Hamilton Lane Advisors, L.L.C..

In addition to the additional disclosure mentioned in the response to Comment 1, the Company has added clarifying language to footnote 4 to the organizational chart appearing on pages 14 and 54, and related disclosure, in response to the Staff’s comment. The Company further believes that existing disclosure in the Draft Registration Statement will, when the applicable ownership percentages are inserted at the time of the offering, further clarify the extent of the economic benefit HLI shareholders will acquire. For example, please refer to “Organizational Structure-The Reorganization-Acquisition of HLA Membership Interests” on page 56 of Amendment No. 2, and the paragraphs on page 59 following the Post-Offering Organizational Structure chart footnotes. The specific percentages in the organizational chart and related footnotes remain placeholders in Amendment No. 2 because they are dependent on external factors that may change as the Company’s planning for the offering is finalized. For example, the extent to which individual HLA members will seek liquidity in the offering depends on HLA’s indicative enterprise valuation, which will not be finalized until after the first public filing. The planned use of proceeds will not change based on

U.S. Securities and Exchange Commission
October 25, 2016

valuation, but changes to valuation could affect individual HLA members’ decisions about the number and type of interests they will sell to the Company in the Reorganization. These fluctuations will drive changes in the relative post-offering ownership of HLA by HLI, the Class B Holders and the Class C Holders. When a price range is included in the prospectus, however, the percentage economic interest of the Company in HLA represented by Class A units will show clearly that the Company will own a minority economic interest in HLA.

Unaudited Pro Forma Consolidated Financial Information and Other Date
Unaudited Pro Forma Consolidated Statement of Income and Other Data For the Year-Ended March 31, 2016, page 70

4.
We note your response to comment 31 and footnote (3) on page 71 stating that only the portion of earnings distributed to Hamilton Lane Incorporated will be subject to corporate taxation. Please enhance footnote (3) to include a reconciliation from total income before provision for income taxes to income before provision for income taxes attributable to HLI as well as the related statutory rate used to compute the pro forma income tax adjustment.

The Company notes that HLI will be taxed on earnings allocable from HLA based on its pro rata ownership of HLA. The Company has revised the table on page 71 and expanded the footnote disclosure on page 72 of Amendment No. 2 to address the Staff’s comment. The estimated statutory tax rate will be added to the disclosure when the post-offering ownership becomes more certain.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Other Income (Expense)
Year ended March 31, 2016 compared to year ended March 31, 2015, page 85

5.
We note your response to comment 18 and your updated discussion on page 85 stating that the change was attributed to negative and/or positive valuation adjustments in your various investment products or funds. Please enhance the discussion to explain what quantitative or qualitative factors drove those negative and/or positive valuation adjustments for each of the investment products or funds. In doing so, provide similar enhancements to your discussion for the year ended March 31, 2015 compared to the year ended March 31, 2014 on page 86 and for the three months ended June 30, 2016 compared to the three months ended June 30, 2015 as well. Please refer to Item 303(a)(3) of Regulation S-K for guidance.

The Company has added disclosure to Amendment No. 2 to address the Staff’s comment. Please refer to pages 87 and 88.

U.S. Securities and Exchange Commission
October 25, 2016

Reconciliation of Non-GAAP Measures to Consolidated GAAP Financial Measures, page 86

6.
We note your response to comment 20 stating that the Company can reduce future revenue share and bonus payments as a clawback to recapture the $9.9 million base compensation and $10.4 incentive compensation expense paid in cash. Please clarify whether you can contractually require cash repayment of both compensation components under the terms of the underlying compensation agreements if there are no future revenue share and bonus payments to reduce against for those specific employees.

The Company has the contractual right under its carried interest plan to require recipients of the $10.4 million paid as incentive compensation to repay those amounts to the Company in order to satisfy any clawback obligations the Company may have with respect to its incentive fees. The Company does not have a contractual clawback right with respect to the $9.9 million base compensation component, but it retains the right to offset amounts against bonus payments to specific employees or against any future bonus pool available to all eligible employees.

Business
Investment Performance
Specialized Fund Performance, page 116

7.
We note your response to comment 27 stating that your funds are not industry-specific. We also note from your website that your Specialized Solutions include solutions focused on Credit and Real Assets. Tell us how these solutions relate to your Specialized Funds investment strategies and whether any funds have a dedicated Credit or Real Assets strategic focus. To the extent that Credit and Real Assets are a strategic focus within any funds presented, please enhance your disclosure to reflect these categories accordingly.

The Company evaluates and recommends real asset investment opportunities on an advisory basis and for select separate accounts, but does not have discretionary specialized funds that regularly invest in real assets. The Company invests in credit-related opportunities as a component of its Strategic Opportunities funds. The Strategic Opportunities funds seek to create a portfolio of opportunistically oriented, private markets investments across the entire capital structure of investment targets, and utilize primarily credit direct/co-investments, as well as tail end secondary investments, to create a portfolio biased towards shorter duration exposures and downside protection, including a current yield component. This strategy is discussed on page 116 of Amendment No. 2. The Company also evaluates and recommends credit-related investments on an advisory basis and for select separate accounts.

U.S. Securities and Exchange Commission
October 25, 2016

Assets Under Management and Advisement
AUM, page 120

8.
We note your response to comment 28. We understand that you do not generally use AUM as a performance measure and that management fee revenue is based on a variety of factors and is not linearly correlated with AUM; however, we continue to believe that disclosure of an AUM roll-forward is useful to an investor’s understanding of the trends impacting your business. Accordingly, our comment is reissued to provide a roll-forward of AUM by investment solution and class for the periods consistent with your Consolidated Statements of Income. Given the significance of your management fee revenues to total revenues, please address the following:

•	Tell us if any members of your senior management review AUM roll-forward information in assessing growth trends of the business as a whole;

•
To the extent that you do not utilize such roll-forward information, tell us how you evaluate or analyze trends in your AUM given that you believe AUM provides investors with a view of the Company’s growth of investment services; and

•
While there may not always be a directly linear relationship between AUM and management fee revenue, tell us how you analyze and monitor trends in your management fee revenues if it is not based on changes in the composition of AUM (e.g., changes in net flows into higher or lower fee earning assets, etc.).

The Company confirms that senior management does not review an AUM roll-forward or utilize that information in assessing business performance.

The Company compiles AUM on a quarterly basis. However, it does not roll forward the information from period to period because revenues and overall operations of the business are not linked to AUM. The quarterly AUM analysis includes the components of AUM (net asset value of active investments, amount of capital authorized to the Company but not yet committed to investments, and amounts committed to investments that have not yet been funded). This is a point-in-time analysis and does not track AUM in the same way as a hedge fund or other investment fund that charges fees based on AUM. The Company’s analysis is intended to provide management and other stakeholders a view of how much of its current AUM has been invested and the amount of “dry powder” available in the aggregate. The Company does not utilize this AUM information to make operating decisions or assumptions on Company growth or revenue.

Management evaluates the growth of the Company and trends by analyzing recurring revenue in the aggregate (revenue excluding incentive fees) looking at both absolute dollar and percentage changes from period to period and as compared to budget. The Company also looks

U.S. Securities and Exchange Commission
October 25, 2016

at the drivers of those changes, which consist primarily of new client accounts added, clients lost and new specialized funds raised. In addition, the process from client introduction until closing a new client account or raising a new fund is often lengthy, so management is continually looking at the pipeline of potential business as a factor for future growth. The Company’s separate accounts, advisory accounts and specialized funds have a defined and stable revenue stream, which enables the Company to project revenues with reasonable precision and review its forecasts as another measure of future growth. Based on the reasons outlined above, the Company has not included an AUM roll-forward in Amendment No. 2.  The Company believes that the addition of this information would not be useful to an investor’s understanding of the business.

Our Clients
Clients & Investors by Domicile, page 124

9.
We note from your discussion on page 2 that your clients include prominent international investors in the United States, Europe, the Middle East, Asia, Australasia and Latin America and that you also provide charts illustrating client base and management and advisory fees by geographic domicile on pages 124 and 130. Please define which countries are included within Europe, the Middle East, Asia, Australasia, Latin America and Western Europe and specify the related percentage for any individual country that accounts for a majority of the revenue within each domicile.

The Company earned revenue during the year ended March 31, 2016 from clients in the following countries (by region):

•	Europe/Western Europe: Austria, Denmark, Finland, France, Germany, Iceland, Ireland, Italy, Liechtenstein, Luxembourg, the Netherlands, Spain, Sweden, Switzerland and the United Kingdom.

•	Asia: Brunei, China, Hong Kong, Japan, Malaysia, Singapore, South Korea and Taiwan.

•	Middle East: Israel, Kazakhstan, Kuwait, Oman, Qatar and Saudi Arabia.

•	Australasia/Australia: Australia.

•	North America: Canada and the United States.

•	Latin America: Brazil, Chile, Colombia and Panama.

The Company has revised the disclosure on page 130 of Amendment No. 2 to specify the percentage of management and advisory fees for any individual country that accounts for a majority of the fiscal 2016 management and advisory fees within each region.

U.S. Securities and Exchange Commission
October 25, 2016

Fees and Other Key Contractual Terms
Customized Separate Accounts, page 126

10.
We note that your customized separate account fees often decrease over the life of the contract. Please update to discuss what causes the decreases in fees (e.g., lower invested capital, declining fee rates, etc.) over the life of a contract.

The Company has added disclosure to Amendment No. 2 to address the Staff’s comment. Please refer to pages 79 and 130.

Hamilton Lane Advisors, L.L.C.
Consolidated Financial Statements - Years Ended March 31, 2016, 2015 and 2014
Note 2. Summary of Significant Accounting Policies, page F-21
Consolidation, page F-23

11.
We note from your consolidation discussion in your Critical Accounting Policies on page 92 that certain of your specialized funds and customized separate accounts are considered to be VIEs because the limited partners do not have the ability to remove the general partner or dissolve the fund or entity with a simple majority vote. Please revise your consolidation policy on page F-23 to include a discussion of these similar judgments and how you determined whether your HL funds and general partner entities are VIEs (e.g., if the unaffiliated limited partners lack kick out rights).

The Company has revised the disclosure on pages 95, F-24 and F-49 to Amendment No. 2 to address the Staff’s comment.
Compensation and Benefits, page F-26

12.
We note your response to comment 20 stating that the $9.9 million bonus payment is based on the Company’s Revenue Share Plan and incentive compensation bonus pool. Please update your Compensation and Benefits policy disclosure on page F-26 to discuss the terms of these plans, including any clawback provisions.

The Company notes that of the $9.9 million bonus payment referred to above, $9.0 million is related to the Company’s discretionary bonus program, and $0.9 million is related to the Company’s revenue share plan. As the revenue share plan represents a small portion (approximately 2%) of total compensation and benefits expense, the Company concluded that it was not material for disclosure.. The Company has added disclosure to the financial statements regarding the Company’s discretionary bonus policy. Please refer to page F-26.

U.S. Securities and Exchange Commission
October 25, 2016

Note 3 - Investments, page F-29

13.
We note your response to comment 36 regarding your equity method investments. We continue to believe these equity method investments in HL Funds represent a material portion of your balance sheet (ranging from 45% - 49% of total assets between March 31, 2015 and June 30, 2016) and believe additional disclosure regarding the nature of the investments and any concentrations of risk would be useful to an investor’s understanding of the risks related to these investments. While we understand that you generally have a 1% interest in each of the HL Funds, and thus no material concentration in any individual HL Fund, it is unclear whether you have considered the 60 funds in the aggregate in concluding whether there are any concentrations. For example, on page F-30, you state that the strategies and geographic location of investments within the HL Funds varies by fund, but it is unclear whether you have considered whether several of the funds may be focused more on certain industries, strategies, or geographic locations. In this regard, we note material fluctuations in the net realized and unrealized gains for your equity method investments in total (ranging from $1.1 billion during 2013, $786.4 million during 2014, and $184.8 million during 2015), with no significant changes in the total equity or total assets for these funds, and it is unclear if the drivers of these significant changes are driven by concentrations in any industry, geographic region, or other factor. Lastly, given that you have likely recognized equity method losses on certain HL Funds, and equity method income on certain other HL Funds, please tell us how you considered whether providing separate disaggregation of the summarized financial information disclosed on page F-30 between the HL Funds that generated equity method income versus the HL Funds that generated equity method losses, would be meaningful to an understanding of these funds and the related effects on your current and future financial statements.

The Company considered the 60 HL funds in the aggregate when making conclusions on concentrations.  As the 60 HL Funds invest in both direct co-investments and third-party managed investment funds that make private equity and equity related investments, there are over 3,000 unique underlying portfolio investments.  The Company analyzed the underlying portfolio investments as of March 31, 2016, at which time no industry concentration exceeded 8% and less than 25% of the investments were domiciled outside the United States, with no concentration greater than 4% in any particular country. As such, the Company determined there were no material concentrations for disclosure.
The Company notes that the balance of its general partner interests and the total assets of the underlying funds will increase as a result of unrealized gains and contributions to the funds and will decrease as a result of unrealized losses and distributions from the funds. As the Company has a diversified portfolio of private markets assets, its realized and unrealized gain (loss) has historically moved directionally with changes in public markets. The Company notes that the unrealized gains in the most recent fiscal year did not cause the total equity balance and general partner balance of its funds to significantly increase as these increases were offset by net cash distributions from the Company’s funds. The Company has disclosed the impact to realized and unrealized gain (loss) from the direct/co-investment funds in Management’s Discussion and Analysis of Financial Condition and Results of Operations.

U.S. Securities and Exchange Commission
October 25, 2016

The Company notes that disaggregating the financial information of the funds into the categories of those that generated equity method losses and those that generated equity method income would likely result in comparing inconsistent information year over year.  Depending on the underlying funds’ investments and their performance, certain years could show gains and other years could show losses, neither of which may accurately portray the underlying performance of the fund over time. For example, a fund in the early stages of investing could generate a net loss while capital is being deployed, and then in subsequent periods generate net income as the fund starts receiving returns and/or unrealized gains are recorded. The Company respectfully submits that disaggregating the summarized financial information disclosed on page F-30 would be confusing to investors and that instead the aggregated information is the most useful presentation.
Note 9. Compensation and Benefits, page F-36

14.
We note your response to comment 20 stating that the $9.9 million bonus payment is also subject to clawback if the related deferred incentive fee revenue is not ultimately recognized; however, you only disclose the $10.4 million of incentive fee compensation as being subject to clawback on page F-36. Please revise your disclosure to state the total amount of base and incentive fee compensation subject to clawback at the end of the reporting period.

The Company has the contractual right under its carried interest plan to require recipients of the $10.4 million paid as incentive compensation to repay those amounts to the Company in order to satisfy any clawback obligations the Company may have with respect to its incentive fees. The Company does not have a contractual clawback right with respect to the $9.9 million base compensation component, but it retains the right to offset amounts against bonus payments to specific employees or against any future bonus pool available to all eligible employees. The Company has not revised the financial statement disclosure in Amendment No. 2 since the $9.9 million is not contractually subject to clawback.

* * * * * *

U.S. Securities and Exchange Commission
October 25, 2016

Please direct your questions or comments regarding this letter or the Draft Registration Statement to Kimberly K. Rubel at (312) 569-1133. Thank you for your assistance.

Sincerely,

/s/ Kimberly K. Rubel

Kimberly K. Rubel

cc:    Via E-mail

Robert W. Cleveland
Hamilton Lane Incorporated

Richard D. Truesdell, Jr.
Davis Polk & Wardwell LLP